Item 23: Market Data

a.   Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

JPMS determines the NBBO and protected quotes and prices, prioritizes, and executes Firm/Conditional Orders in JPM-based on market data received from direct feeds through Redline, JPM-X's market data provider, uses (a) proprietary fee from all national securities exchanges other than Long-Term Stock Exchange, ~~Members Exchange,~~ MIAX PEARL Equities ~~NYSE American~~, NYSE Chicago, and NYSE National and (b) the Securities Information Processors (the "SIP") for the aforementioned exchanges and ADF. Redline or JPMS will switch to extracting equivalent data from the SIP where a proprietary feed is unavailable, unstable, experiencing unacceptable latencies, or detected to be providing quotes that appear to have quality issues. When a direct feed is affected, the SIP is used for market data from the affected market, a Redline or JPMS will continue to use direct feeds from the unaffected markets to determine the NBBO. In the event of an disruption of services or other issues with any of the direct feeds, JPMS reserves the right to execute transactions in JPM-X based on market data from the SIP for any (or all) market center(s). As described in response to Part III, Item 20, JPMS may suspend trading in an NMS stock if the market data received by JPM-X for the stock from the SIP is unavailable, unstable, experiencing unacceptable latencies, or detected to be providing quotes that appear to have quality issues.

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Document 1 ID	file://\\naeast.ad.jpmorganchase.com\home2\nahome00405\N682988\ATS-N\JPM-X Form ATS-N sections for 1Q23 Market Data Updates original.docx
Description	JPM-X Form ATS-N sections for 1Q23 Market Data Updates original
Document 2 ID	file://\\naeast.ad.jpmorganchase.com\home2\nahome00405\N682988\ATS-N\JPM-X Form ATS-N sections for 1Q23 Market Data Updates Changes.docx
Description	JPM-X Form ATS-N sections for 1Q23 Market Data Updates Changes
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